                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 3)

                    Under the Securities Exchange Act of 1934

                            LAYNE CHRISTENSEN COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    521050104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                    Wynnefield Partners Small Cap Value, L.P.
                               450 Seventh Avenue
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
                                 (212) 760-0134
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:

                            Jeffrey S. Tullman, Esq.
                                 Kane Kessler PC
                           1350 Avenue of the Americas
                            New York, New York 10019
                                 (212) 541-6222

                                 March 26, 2004
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

CUSIP NO. 521050104               SCHEDULE 13D                Page 2 of 13 Pages

--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Partners Small Cap Value, L.P. 13-3688497
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)                                                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         318,500
     NUMBER OF      ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH              318,500
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         318,500
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         2.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 521050104               SCHEDULE 13D                Page 3 of 13 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Small Cap Value Offshore Fund, Ltd. (No IRS Identification No.)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)                                                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         Cayman Islands
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         185,900
     NUMBER OF      ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH              185,900
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         185,900
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 521050104               SCHEDULE 13D                Page 4 of 13 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Partners Small Cap Value L.P. I  13-3953291
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)                                                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         380,406
     NUMBER OF      ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH              380,406
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         380,406
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 521050104               SCHEDULE 13D                Page 5 of 13 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Channel Partnership II, L.P. 22-3215653
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)                                                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION


         New York
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         280
     NUMBER OF      ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH              280
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         280
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 521050104               SCHEDULE 13D                Page 6 of 13 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Capital Management, LLC  13-4018186
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)                                                   (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         698,906
     NUMBER OF      ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH              698,906
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         698,906

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.7%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 521050104               SCHEDULE 13D                Page 7 of 13 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Capital, Inc.  13-3688495
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)                                                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         185,900
     NUMBER OF      ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH              185,900
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         185,900

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.5%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 521050104               SCHEDULE 13D                Page 8 of 13 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)                                                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         WC
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         N/A
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         10,000
     NUMBER OF      ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            0
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH              10,000
                    ------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         10,000

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         EP
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 521050104               SCHEDULE 13D                Page 9 of 13 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nelson Obus
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)                                                   (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         10,280
     NUMBER OF      ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            884,806
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH              10,280
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         884,806
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         895,086

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.2%

--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 521050104               SCHEDULE 13D               Page 10 of 13 Pages

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joshua Landes
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
         Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*

         N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

                         0
     NUMBER OF      ------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            884,806
       EACH         ------------------------------------------------------------
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH              0
                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                         884,806
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         884,806

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.2%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 4.  Purpose of the Transaction

Item 4 is hereby amended to add the following:

         On March 26, 2004, the Reporting Persons executed a standstill agreement (the "Standstill Agreement") with the Issuer.

         The Standstill Agreement provides that by April 5, 2004, the Board of Directors of the Issuer will increase the size of the Board of Directors to eight (8) persons and appoint Nelson Obus, President of Wynnefield Capital, Inc., one of the Reporting Persons, to fill the newly created vacancy. The Board of Directors will also nominate Mr. Obus for re-election as a director at the annual meeting of stockholders scheduled to be held on June 3, 2004 and will recommend and solicit proxies for his election to the Board of Directors at the 2004 stockholders' meeting.

         The Standstill Agreement further provides that the Reporting Persons, their affiliates and associates shall take, or refrain from taking, the following actions, as the case may be, unless requested in writing by the President of the Issuer or by resolution adopted by a majority of the Issuer's directors:

     (a) not to effect, propose, cause or participate in, other than solely in connection with the nomination or election of Mr. Obus to the Issuer's Board of Directors, any solicitation of proxies in any election contest to the Board of Directors of the Issuer;

     (b) withdraw the shareholder proposal previously submitted by the Reporting Persons to the Issuer for inclusion in the Issuer's proxy statement which proposed that all directors of the Issuer be elected annually and not by classes (the "Shareholder Proposal") and not submit such Shareholder Proposal, or a proposal having the same effect, for inclusion in the Issuer's future proxy statements; or

     (c) form, join or participate in a "group" with respect to any voting securities of the Issuer for the purpose of effecting any of the actions set forth in subsections (a) or (b) above;


provided, however, that none of the foregoing shall prevent Mr. Obus from exercising his fiduciary duty as a director nor prevent the Reporting Persons in their discretion from voting in favor of or against any matter submitted to stockholders for approval.

                  The Standstill Agreement expires on the earlier of (i) the date that Mr. Obus ceases to be a member of the Issuer's Board of Directors, or
(ii) the date which is 30 days prior to the last date on which a stockholder may give notice to the Issuer of its intention to submit a matter for action at the Issuer's 2007 annual meeting of stockholders.

                  Effective April 2, 2004, the Issuer's Board of Directors increased the size of the Board and elected Nelson Obus as a Class III director to fill the vacancy. Wynnefield Capital Small Cap Value, L.P. withdrew its shareholder proposal and supporting statement for inclusion in the Issuer's proxy statement in connection with its 2004 annual meeting of stockholders.

Item 5. Interest in Securities of the Issuer

                  The first paragraph of Item 5 is hereby amended and restated to read as follows:

                  The following table sets forth certain information with respect to the Shares beneficially owned directly by the Reporting Persons.

Name                Number of Shares           Approximate Percentage of
----                ----------------           Outstanding Shares
                                               ------------------
Partners(1)         318,500                    2.6%
Fund(2)             185,900                    1.5%
Partners I(3)       380,406                    3.1%
Channel(4)          280                        0.0%
Plan(4)             10,000                     0.1%
Total               895,086                    7.2%

(1) WCM, Mr. Obus and Mr. Landes have an indirect beneficial interest in these shares.

(2) WCI, Mr. Obus and Mr. Landes have an indirect beneficial interest in these shares.

(3) WCM, Mr. Obus and Mr. Landes have an indirect beneficial interest in these shares.

(4) Mr. Obus has an indirect interest in these shares.

                  The sixth paragraph of Item 5 is hereby amended and restated to read as follows:

                  In the aggregate, the Reporting Persons may be deemed to own beneficially (and may be deemed to have voting and dispositive power over) 895,086 Shares, constituting approximately 7.2% of the outstanding Shares.
The percentage of Shares owned as reported herein is based upon 12,357,915 Shares outstanding on November 20, 2003, as set forth in the Issuer's most recent report on Form 10-Q for the period ended October 31, 2003.

                  The eighth paragraph of Item 5 is hereby amended to add the following:

                  The Reporting Persons effected the following transactions in Shares during the past 60 days.

           Transaction          # of Shares       Date          Sale Price
           -----------          -----------       ----          ----------
(i)   Partners I:

           Sale                    5,000      March 3, 2004       $14.70

           Sale                    3,000      March 4, 2004       $14.75

           Sale                    2,180      March 5, 2004       $14.82

           Sale                    4,007      March 8, 2004       $14.94

           Sale                      500      March 9, 2004       $15.22

           Sale                      657     March 17, 2004       $14.16

(ii)  Fund:

           Sale                      900     March 19, 2004       $14.10

(iii) Channel:

           Sale                    2,000      March 1, 2004       $14.01

           Sale                    2,620      March 3, 2004       $14.70

           Sale                    5,100     March 31, 2004       $14.41

(iv)  Plan:

           Sale                    4,500      March 1, 2004       $13.85

           Sale                    3,600      March 2, 2004       $13.85

Item 7. Material to be Filed as Exhibits

Exhibit 1 Standstill Agreement dated as of March 26, 2004 between the Issuer and the Reporting Persons.


                                    SIGNATURE

                  After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 5, 2004.

-------------------------------------------------------  ----------------------------------------------------
Wynnefield Partners Small Cap Value, L.P.                Wynnefield Partners Small Cap Value L.P. I
By:  Wynnefield  Capital  Management, LLC, its General   By: Wynnefield  Capital Management, LLC, its General
Partner                                                  Partner

By: /s/ Nelson Obus                                      By: /s/ Nelson Obus
    ---------------                                          ---------------
Co-Managing Member                                       Co-Managing Member

-------------------------------------------------------  ----------------------------------------------------
Wynnefield Small Cap Value Offshore Fund, Ltd.           Wynnefield Capital Management, LLC
By: Wynnefield Capital, Inc.
                                                         By: /s/ Nelson Obus
By: /s/ Nelson Obus                                          ---------------
    ---------------                                      Co-Managing Member
President

-------------------------------------------------------  ----------------------------------------------------
Wynnefield Capital, Inc.

By: /s/ Nelson Obus                                      /s/ Nelson Obus
    ---------------                                      ---------------
President                                                Nelson Obus
-------------------------------------------------------  ----------------------------------------------------
                                                         Channel Partnership II, L.P.


/s/ Joshua Landes                                        By: /s/ Nelson Obus
------------------                                           ---------------
Joshua Landes                                            General Partner

-------------------------------------------------------  ----------------------------------------------------
Wynnefield Capital, Inc. Profit Sharing
& Money Purchase Plan

-------------------------------------------------------  ----------------------------------------------------
By:/s/ Nelson Obus
   ---------------
Authorized Signatory
-------------------------------------------------------  ----------------------------------------------------